Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo
PRESS RELEASE

Denison Announces Filing of Annual Report on Form 40-F

Toronto, ON – March 28, 2023 Denison Mines Corp. (‘Denison’ or the ‘Company’) (TSX: DML; NYSE American: DNN) is pleased to announce that it has filed its 2022 Annual Report on Form 40-F with the U.S. Securities and Exchange Commission (‘SEC’). Denison’s Form 40-F includes its management discussion and analysis and audited financial statements for the year ended December 31, 2022. The Form 40-F will be available on Denison’s website at www.denisonmines.com, and on the SEC’s website at www.sec.gov/edgar.shtml.

Denison’s Annual Information Form has also been filed with Canadian regulatory authorities and will be available on Denison’s website at www.denisonmines.com and under the Company’s profile on SEDAR at www.sedar.com.

Holders of Denison’s securities may receive a free printed copy of the Company’s most recent Form 40-F and Annual Report, including the audited financial statements, by sending an email request to info@denisonmines.com or by writing to Denison Mines Corp., 1100 - 40 University Avenue, Toronto, Ontario, Canada M5J 1T1.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. A Pre-Feasibility Study was completed for Wheeler River in late 2018, considering the potential economic merit of developing Phoenix as an in-situ recovery (‘ISR’) operation and the Gryphon deposit as a conventional underground mining operation. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture, which includes several uranium deposits and the McClean Lake uranium mill, which is contracted to process the ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest Main and Midwest A deposits and a 67.41% interest in the Tthe Heldeth Túé (‘THT’, formerly J Zone) and Huskie deposits on the Waterbury Lake property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill.

Through its 50% ownership of JCU, Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

Denison’s exploration portfolio includes further interests in properties covering ~300,000 hectares in the Athabasca Basin region.

Denison is also engaged in post-closure mine care and maintenance services through its Closed Mines group, which manages Denison’s reclaimed mine sites in the Elliot Lake region and provides related services to certain third-party projects.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President & Chief Executive Officer

Mac McDonald	(416) 979-1991 ext. 242
Executive Vice President & Chief Financial Officer

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